UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2023
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

EXPLANATORY NOTE

On April 25, 2023, Gambling.com Group Limited (the “Group”) issued a press release providing select preliminary financial results for the first quarter ended March 31, 2023, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Form 6-K”).

The preliminary unaudited results provided in the press release are derived from preliminary internal financial reports and are subject to revision based on the Group’s procedures and controls associated with the completion of its 2023 first quarter financial reporting.

The information this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, or to the liability of Section 11 and 12(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), nor shall it be deemed incorporated by reference in any filing under the Exchange Act or the Securities Act..

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EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated April 25, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: April 25, 2023

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